SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 28 November 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


BP PLC - BP Alternative Energy



press release

28 November, 2005

                         BP FORMS BP ALTERNATIVE ENERGY

BP today announced that it plans to double its investment in alternative and renewable energies to create a new low-carbon power business with the growth potential to deliver revenues of around $6 billion a year within the next decade.

Building on the success of BP Solar - which expects to hit revenues of $1 billion in 2008 - BP Alternative Energy will manage an investment programme in solar, wind, hydrogen and combined-cycle-gas-turbine (CCGT) power generation, which could amount to $8 billion over the next ten years.

"Consistent with our strategy, we are determined to add to the choice of available energies for a world concerned about the environment, and we believe we can do so in a way that will yield robust returns," said BP chief executive Lord Browne.

"Our recent experience, particularly with solar, has given us the expertise and confidence to develop new products and markets alongside our mainstream business. We are now at a point where we have sufficient new technologies and sound commercial opportunities within our reach to build a significant and sustainable business in alternative and renewable energy."

Browne said the first phase of investment would total some $1.8 billion over the next three years, spread in broadly equal proportions between solar, wind, hydrogen and CCGT power generation. Investment will be made step by step, and will depend on the nature of opportunities and their profitability.

"We are focusing our investment in alternatives and renewables on power generation because it accounts for over 40 per cent of man-made greenhouse gas emissions, the biggest single source. It is also the area where technology can be applied most cost-effectively to reduce emissions.

"As the pricing of carbon develops through trading schemes and other initiatives, the market will grow rapidly as low-emission technologies displace less clean forms of power generation."

Investment in solar over the next three years is planned to boost BP's leading position as a leading manufacturer and supplier of photovoltaic systems. In a field where technology improvements and higher productivity are causing costs to decline, BP currently has 10 per cent of the global market which is growing at 30 per cent a year, faster than any other form of renewable energy.

BP currently has more than 100 megawatts of solar manufacturing capacity in the US, Spain, India and Australia, with a plan to double its capacity before the end of next year. BP recently signed a strategic joint venture to access China's expanding solar market and provide local manufacturing capacity and is exploring similar opportunities elsewhere in the region.

Investment in hydrogen fuels will include the world's first commercial project - at Peterhead, in Scotland - to turn natural gas into hydrogen by stripping out carbon dioxide and pumping it into depleted oil reservoirs.

The hydrogen will be used at a power station in Peterhead to generate 350 megawatts of 'clean' electricity, and the carbon dioxide re-injected into the offshore Miller field. BP is looking at a similar sequestration scheme to make hydrogen from low-value coke by-products at a US refinery which would be used to generate 500 megawatts at an adjacent new-build power plant.

Investment projected for wind represents a significant step up in this area of power generation for BP. The company currently runs two wind farms alongside existing oil plants in the Netherlands. It also owns industrial land in open, high-wind regions of the US, away from residential areas, providing the possibility to build the first large-scale US wind farm generating up to 200 megawatts in 2007. The company has identified enough US sites to accommodate wind turbines with a total capacity of 2,000 megawatts.

Projected investment in CCGT will be spent mainly in the US where the company already has significant co-generation capacity and is currently finalising plans for a new $400 million scheme at one of its major plants that will deliver 100 megawatts of power to the plant, and 420 megawatts to the local electricity grid.

BP Alternative Energy will be based in Sunbury, Middlesex and initially employ some 2,500 people around the world. It will be headed by Steve Westwell, reporting to Vivienne Cox, chief executive of BP's Gas, Power & Renewables division.

                                    - ENDS -


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  28 November 2005                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary